Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 30, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated January 28, 2019 with regard to the audit of our API manufacturing plant at Miryalaguda (Nalgonda District), we would like to inform you that we have received the Establishment Inspection Report (EIR) from US FDA, for the above-referred facility, indicating closure of the audit and the inspection classification of this facility is determined as Voluntary Action Initiated (VAI).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)